600 17th Street, Suite 2700, Denver, Colorado 80202

Main:  (720) 889-2211   Fax:  (720) 889-2222

October 2, 2012

John Reynolds, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street

Washington, DC  20549

Re:

Canfield Medical Supply, Inc.

Registration Statement on Form S-1

Filed July 12, 2012

File No. 333-182639

Dear Mr. Reynolds:

This letter will serve as a response and/or explanation with respect to the comments in your letter dated August 8, 2012 (the "Comment Letter") regarding Canfield Medical Supply, Inc. ("Canfield" or the "Company").  The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference.  A response to each comment is set forth immediately below the text of the comment.

General

1.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•

Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•

State your election under Section 107(b) of the JOBS Act:

o

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We have added the JOBS disclosure on the cover page and we have added the other requested information in the risk factors on pages 18 through 20.  We have also added the requested statement in the critical accounting policy disclosures on pages 57-58.  Our disclosure includes a statement regarding the extent to which these exemptions are available as a Smaller Reporting Company.

The Company will not be providing any written materials to anyone in reliance on Section 5(d), and no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) and there are no broker dealers who will participate in the offering.

2.

Please provide supplemental support for your factual assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced.  For example only, we note the following statements:

•

“[O]n average, it costs $50 per day to create an in home hospital room versus approximately $1,500 per day for in-patient hospital care,” page 30;

•

“The home healthcare market, which is estimated to have generated revenues of approximately $66 billion in the United States in 2011” page 30;

•

“’[A]nd is expected to grow at a compounded annual growth rate of 5% from 2011 through 2016,” page 30;

•

“Our industry is highly fragmented with no player in the industry accounting for more than 3% of industry revenue,” page 30;

•

According to the U.S. Census Bureau projection, the U.S. population aged 65 and over…,” page 30;

•

“Between 2010 and 2020, the nation’s healthcare spending is projected to increase to $4.6 trillion…,”

•

“These improvements have allowed for earlier patient discharge and have lengthened the portion of the recuperation period…,” page 30;

•

“Many patients prefer the convenience and typical cost-advantages of home healthcare…,” page 31;

•

“Mahoning Valley with an estimated population of 1-1.25 million persons,” page 31;

•

“The Medicare regulations have established a 30% target for small supplier participation, which improves our chances of winning small bids from Medicare,” page 31;

•

As competitive bidding is phased in… we will experience a reduction in reimbursement, as will most if not all other DMEPOS suppliers in the impacted areas, page 36.

We have attached support for the 5th, 9th and 10th bullet points in your letter, and we have revised or deleted the remaining items including several other items which involved factual assertions.

Fee Table

3.

We note you indicate that the company is calculating the fee pursuant to Rule 457(o).  Given that the company is registering a given number of securities for the company and for the selling shareholders of the company it appears that the company should rely on 457(a) as it should be registering a specific amount of securities.  Please revise or advise as appropriate.

We have revised the Fee Table to indicate that the Company is relying on Rule 457(a).

Prospectus Cover Page

4.   Please confirm that your prospectus cover page will be printed on a single page.

We confirm that the final prospectus cover page will be printed on a single page.

5.

Please revise to highlight your cross reference to your Risk Factors with boldface type.  See Item 501(b)(5) of Regulation S-K.

The cross reference to Risk Factors has been highlighted in boldface type.

6.

Please revise the offering proceeds table to indicate the amount of proceeds to the selling shareholders assuming a public offering price of $0.25.

The offering proceeds table has been revised as requested.

7.

Please supplementally confirm to us that the selling shareholders cannot commence their offering until the offering by the company has closed and the unsold company shares have been deregistered.

We confirm that the selling shareholders cannot commence their offering until the offering by the Company has closed and the unsold company shares have been deregistered.

Table of Contents

8.

Please revise to include disclosure of the Dealer Delivery Obligations as required by Item 502(b) of Regulation S-K or advise us why you believe the disclosure is not required.

We have added the disclosure of the Dealer Delivery Obligations just below the Table of Contents.

Summary of Prospectus, page 5

9.

We note your statement that “we provide home medical equipment, supplies and services to patients in… Northeastern Ohio, Western Pennsylvania and Northern West Virginia.”  Please revise to provide more detail regarding the medical equipment, supplies and services provided by the company.

We have added additional disclosure in the Summary regarding the equipment, supplies and services provided by the Company.

10. We note your investor suitability requirements section on page 6 contains blanks for locations where your offering is to be made.  With your next amendment, please revise to add this information to your prospectus.  See Rule 430A of Regulation C.

We have added the additional states.

Risk Factors, page 5

11.

Please substantially revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors in the offering. Your subheadings should be revised so that they adequately describe the specific risk being addressed.

We have substantially revised the risk factor subheadings to more specifically describe the risks being addressed.

12.

We note that your registered certified public accountant has expressed substantial doubt about your ability to continue as a going concern.  Please add a risk factor which describes your going concern opinion and place it at the beginning of your risk factors. Please add similar disclosure to your MD&A.

We have added a new risk factor regarding the going concern issue and placed it first.  We also added this to the MD & A just before the Plan of Operations section.

We have a history of limited operations, page 7

13.

We note your statement that “our business was adversely affected by a January 2011 change in Medicare’s reimbursement policy for power wheel chairs when Medicare quit reimbursing the purchase of power wheel chairs and started only reimbursing the rental of such wheel chairs.” Please revise to clarify the percentage of the company’s revenues derived from the sale of power wheel chairs for the fiscal year ended December 31, 2010.

We have added the percentage of the company’s revenues derived from the sale of power wheelchairs.

We may need to raise additional funds, and these funds may not be available when we need them, page 8

14.

We note the disclosure that “we believe that we can operate near breakeven for the fiscal year ending December 31, 2013, because we are making extra efforts to increase our revenues by attempting to increase private pay business and we have a relatively low overhead which we can control.”  We also note your statement that “should we be awarded one or more competitive bids by Medicare we are confident that our current facility in Canfield, Ohio will be sufficient to handle any additional business that may result as we are currently operating well below our capacity for providing service.” Please revise to delete the mitigating language from this risk factor.  You may address these factors in another location in your prospectus.  Please revise your risk factor section so it does not contain mitigating language.  We may have further comment.

We have deleted the mitigating language from this risk factor and from the remaining risk factors.

15.

We note your statement that “we believe that we can control our expenses which are closely tied to our level of business activity so that cash generated from operations is expected to be sufficient for the foreseeable future to fund our operations at our currently forecasted levels.”  We note that the company has used cash in its operating activities for the fiscal year ended December 31, 2011 and for the three months ended March 31, 2012.  We also note that as of March 31, 2012 the company had a working capital deficit of $108,427.  It appears to us that the company will need to raise funds to continue operations.  Please revise your disclosure as appropriate.  We may have further comment.

We have revised the language in this risk factor to address this comment.

16.

Please revise your disclosure to indicate that the company had a working capital deficit of $108,427 as of March 31, 2012.

We have added the amount of the working capital deficit as of June 30, 2012 in this risk factor.

Because we are small and do not have much capital…, page 8

17.

Please revise this risk factor disclosure to clarify the risk to the company or investors being addressed.

We have revised the disclosure in this risk factor to clarify the risk.

18.

We note your disclosure on page 31 that you have recently completed the second round of bidding for additional Ohio markets.  This appears inconsistent with this risk factor which states that you do not anticipate expansion.  Please revise for consistency.

We have revised the disclosure in this risk factor to explain this inconsistency.

Expanded  Government  Auditing and Oversight of Medicare and Medicaid Suppliers  …, page 13

19.

Please revise to indicate the number of audits that the company has been subject to during the fiscal year ended December 31, 2011 and the three months ended March 31, 2012.  Also indicate the dollar amount of company supplies or services in question in connection with the audits.

We have added the number of audits and the dollar amount in question.

Our Directors Have the Ability to Significantly Influence any Matters…, page 17

20.

Please revise to identify the directors who beneficially own in the aggregate 90.5% of the company’s common stock.  Please also revise to clarify all of their positions held with the company.

We have identified the directors who own the 90.5% and clarified their positions.

Use of Proceeds, page 10

21.

Please revise your second paragraph to clarify that the total proceeds from the offering assuming all shares are sold is $300,000.

We have made the correction in the second paragraph.

22.

We note your disclosure that a substantial portion of the proceeds from the sale of your shares will be used for general working capital.  Please revise to provide more detailed disclosure of the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each such purpose.  Please revise to describe the amounts of proceeds you intend to allocate to the various uses presented in footnote (3) to your use of proceeds table.

We have added more detail on the purposes for which the proceeds are intended to be used in the footnotes.

23.

We note your statement on page 20 that you will have the discretion to apply the available net proceeds of the offering to various indicated uses.  Please revise to specifically describe the potential contingencies regarding your use of proceeds or remove the reference to the use of discretion.  Please note that you may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such uses are indicated.  See Instruction 7 to Item 504 of Regulation S-K.

We have removed the statement regarding discretion and tried to more specifically describe what the Company plans to do.

Selling Shareholders, page 22

24.

Please revise to include a column indicating the amount of securities to be offered by the selling shareholders.

We have added the column indicating the amount of securities to be offered by the selling shareholders.

Plan of Distribution, page 23

25.

We note your assertion that Michael West and Stephen West meet the requirements of the safe harbor provided under Rule 3a4-1 under the Securities Exchange Act of 1934. We also note your assertion that these individuals will meet all of the elements of Rule 3a4-1(a)(4)(ii).  Please add a description the facts upon which you are relying in order to make this assertion.

We have aded the description of the facts upon which we are relying for the assertion that they meet the safe harbor requirements.

26.

We note your reference to three individuals meeting all of the elements of Rule 3a4-1(a)(4)(ii).  We also note that you only identify Michael West and Stephen West as officers relying on the safe harbor from broker dealer registration.  Please revise or advise.

We corrected the typo regarding 3 persons.

27.

We note your statement that “[t]he shares will be sold at the fixed price of $0.25 per Share until the completion of this offering … After the closing of this offering, our selling shareholders may sell their shares at market prices or at any price in privately negotiated transactions.”  Please revise to indicate that the selling shareholders must sell at the fixed price of $0.25 per share until the shares are quoted on the OTCBB or listed on a national securities exchange.

We have made the revision to say that the selling shareholders must sell at $.25.

Directors, Executive Officers, Promoters and Control Persons, page 25

28.

For each of your directors, please briefly discuss the specific experience, qualifications, attributes or skills which led to the conclusions that these individuals should serve as directors.  See Item 401(e) of Regulation S-K.

We have added the specific experience, etc. for the directors.

Executive Compensation, page 26

29.

Please provide the tables and narrative required by Item 402(n) and (o) of Regulation S- K to describe all of the compensation awarded to your executive officers along with any other applicable required items in Item 402 of Regulation S-K.  Specifically address any director compensation as required by Item 402(r) of Regulation S-K.

We have added the required table and narrative required by item 402(n) and (o) and addressed director compensation.  We did not include the table since there was no director compensation paid.

Security Ownership of Certain Beneficial Owners and Management, page 26

30.

Please revise to add a footnote to the table to indicate that the “number of shares after the offering” only reflects the amount of shares after the company offering and indicate in the footnote the number of shares they will hold after the selling shareholders offering.

We have added the requested footnote.

Description of Our Business, page 29

31.

Please revise to explain industry-specific terms the first time they are used such that an investor who is unfamiliar with your particular business can understand what you mean. For example purposes only, we note the following terms:

•

intradialytic parental nutrition, page 29

•

nebulizer medications, page 29

•

infusion therapy, page 30

•

fee-for-service, page 34

We have added definitions to the industry-specific terms that investors may not be familiar with.

32.

We note that you provide home medical supplies and services with an emphasis on providing for patients with mobility-related limitations.  We also note your disclosure that you provide “anything” you customers need in order to remain in their homes. Please clarify your source of revenues by explaining whether you sell products or services to your customers or both.   Revise to state how you generate the majority of your revenues.  See Item 101(h)(4)(i) of Regulation S-K.

We have added disclosure regarding how the Company generates revenue and whether the Company sells products or services.  See pages 34 and 35.

33.

We note your disclosure that you operate in only one segment which is home medical equipment and supplies.  We also note your disclosure on page 31 that you are attempting to increase your private pay business.  Please provide a description of your private pay business or advise.

We have added a description of the private pay business on the bottom of page 36 and the top of page 37.

34.

To the extent you sell products to patients, please describe your relationship with your suppliers within this section.  See Item 101(h)(4)(ii) of Regulation S-K.

We have added a description of the relationship with suppliers on page 37.

Payors, page 32

35.

We note that you derived approximately 70% of your net revenues in 2011 from Medicare and Medicaid and you have no accounts receivable recorded as of December 31, 2011.  Please tell us the average length of time from when you bill these payors to the time a payment is received.

We have added disclosure of the length of time it takes to receive payment.  It usually takes 3- to 45 days to received payment from Medicare and approximately 14 days for Medicaid.  The amount paid on these billings as compared to the amount submitted, especially to Medicare, can vary greatly, and can sometimes entail a process of revision and resubmission, which makes accurate estimation of accounts receivable at any given time very difficult.  Therefore, the Company conservatively records revenue from Medicare and Medicaid at the time of collection.

36.

With regard to your claim submission to 3rd party payors, please tell us if your billing system generates contractual adjustments based on fee schedules for the patient’s insurance plan for each patient encounter or if an estimate of contractual allowances is made.  If an estimate is made, state what factors are considered in determining the estimate.

We added disclosure that the Company’s system does generate contractual adjustments and estimates are not made.

Marketing, page 32

37.

We note your statement that accreditation has become a mandatory requirement for Medicare DMEPOS providers.  Within this section, please clarify whether you are accredited by any authoritative organization.

We added a statement about accreditation in the second paragraph under Marketing on page 38.

Medicare and Medicaid Revenues, page 34

38.

We note that the majority of your revenues are derived from sales of equipment and supplies that you sell to patients for patient care under fee-for-service arrangements. Please further clarify your source of revenues by explaining how and what services you provide to patients.  Please describe whether you have ongoing arrangements with patients or medical providers.  To this extent, we also note your disclosure on page 45 that you rented several wheel chairs in 2011.

We have added disclosure about the services we provide here and it is also included in more detail under Business on page 34.  We also added disclosure about ongoing relationships.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

39.

Please expand this section to include the most important matters on which management focuses in evaluating your financial condition and operating performance and provide the context for the discussion and analysis of the financial statements.  Please provide a overview which identifies and addresses those key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of your business.  This discussion should also address both past and prospective financial condition and operating performance, including a discussion of known material trends and uncertainties.  Please provide this disclosure in your amended filing.  For example, we note your disclosure throughout the prospectus regarding legislative and regulatory efforts to reduce Medicare and Medicaid reimbursement rates.

We have added an overview and strategy section at the beginning of the Management’s Discussion and Analysis section which address these comments.

Results of Operation for the year ended December 31, 2011 as compared to the year endedDecember 31, 2010, page 44

40.

Please revise to clarify the nature of the consulting work performed by the company’s President and identify who provided the compensation for the consulting work performed.

We have added more details about the consulting work in this section.

Liquidity and Capital Resources, page 45

41.

Please revise to disclose your current cash balance with in this section.

We have added the current cash balance in the first paragraph of this section.

42.

Please describe the reasons for the changes in your cash flows from operating, investing and financing activities for the covered periods.  Please note that your MD&A should not be limited to a recitation of financial statements in narrative form which does not provide any management perspective.

We have added the reasons for the changes in cash flows in this section.

43.

We note your disclosure on page 46 that until the offering is complete and your operations return a positive cash flow, your president may be willing to fund your operations on a limited basis.  Please tell us whether you have any agreement, written or otherwise with your president to provide such funds.  If you have an agreement, please file it pursuant to Item 601(b)(10) of Regulation S-K.  If you have no assurance that your president will provide you with funds, please adding a risk factor describing the risk that your president may not provide you with funds.  Also please reconcile this with your disclosure on page 47 that states no commitments to provide additional funds have been made by management.

We have added disclosure about our President’s willingness to fund our business, and since there is no formal agreement, we added a risk factor to that effect on page 9.  We have significantly revised the Plan of Operation section starting on page 54, and the disclosure there should be consistent with this section.

Plan of Operation, page 46

44.

We note that you indicate that you are operating from one location in Canfield, Ohioand that you serve Northeastern Ohio and Western Pennsylvania.  Please reconcile your statement with your disclosure in the Summary section on page 5.

We have revised this sentence to be consistent with disclosure elsewhere, including in the “Proposed Milestones to Implement Business Operations” on page 55.

45.

We note that you intend to return to profitability in the upcoming year.  However, the disclosure about your various stages of operation does not provide sufficient context to shareholders about your upcoming plans.  Please provide details of your specific plan of operations, including detailed milestones which you intend to achieve, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.  Ensure that your revisions are consistent with your Use of Proceeds.

We have added significant new disclosure in this section and in the “Proposed Milestones to Implement Business Operations” in response to this comment.

46.

We note your statement that “we believe that we can be profitable or near breakeven by the end of the fiscal year ending December 31, 2012”.  We also note your statement that “we expect to incur operating losses for up to four more quarters until our sales level has increased to approximately $30,000 per month.” Please revise your disclosure to reconcile your statements and described plan of operations in both paragraphs.

We have revised this paragraph significantly and it should now be consistent internally and within the rest of the Prospectus.

47.

We note your disclosure herein stating that currently you have sufficient capital to implement your business operations. We also note that similar statements are included in elsewhere in your filing.  Please amend to reconcile this statement with your disclosure under Footnote 4 on page F-9 that discusses your ability to continue as a going concern.

We have amended this disclosure and added a statement about the going concern issue.

Certain Relationships and Related Transactions, page 48

48.

Please revise this section to identify Mike West’s relationships with the company.

We have added disclosure to identify Mike West’s relationships with the Company.

Financial Statements

Statements of Stockholders’ Equity, page F-5

49.

We note you issued no par value common stock.  It appears the amounts attributed to such issuances should be classified in additional paid-in capital versus common stock.  Please advise or revise.

The Company believes a customary and acceptable treatment of no par common stock issuances is to place all amounts attached to the issuances in the common stock dollar column.  Though examples are rare, we refer the Staff to similar treatment by other filers Arete Industries, Inc. (CIK 0000820901) and Promap Corporation (CIK 0001477009).

50.

We note that your S-corp election was terminated in October 2011.  Please tell us how you have presented your S-corp undistributed losses in your financial statements and how your accounting treatment is consistent with SAB Topic 4B.

SAB Topic 4B specifically addresses undistributed earnings from an S-Corp, as opposed to losses.  The interpretive response of 4B (which assumes earnings) postulates that upon cessation of S-Corp status a constructive distribution of earnings is made followed by a contribution of capital.  The Company believes the case of a loss differs, in that there is nothing to distribute.  A constructive transfer from accumulated deficit to paid-in capital, assuming the concept of “undistributed loss” exists at all, would result in negative paid-in capital, a less conservative treatment than leaving the loss in accumulated deficit.  Thus the Company’s presentation of including all losses in accumulated deficit.

Revenue Recognition, page F-7

51.

We note that you provide home medical equipment, supplies and services as listed on pages 29 and 30 and on your website (www.canfieldmedical.com).  Please expand your revenue recognition policy disclosure to elaborate upon how each of the criteria outlined in SAB 104 specifically applies to each of your revenue streams (e.g. persuasive evidence of an arrangement is demonstrated via contracts with purchasers).  ).  In addition, disclose significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, etc.) and the related accounting policies.

Comment complied with.   See enhanced disclosures in Footnote 1 under “Revenue Recognition.”

Part II – Information Not Required in Prospectus

Exhibits

52. Please file your escrow agreement with Corporate Stock Transfer, Inc. as an exhibit to your registration statement.

The escrow agreement is now attached as an exhibit.

53.

We note your disclosure on page 31 that you contract with Medicare, Medicaid and most major health insurance companies and a number of other payors.  We also note your statement on page 32 that Medicare and Medicaid accounted for approximately 70% of your net revenues.  Please file your agreements with these programs as exhibits to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

We have filed the two agreements with Medicare and Medicaid as exhibits.

Legality Opinion

54.

We note that counsel has limited its examination to the Certificate of Incorporation, the Bylaws and the Certified Resolutions adopted by the Board of Directors.  Please note that counsel may not limit the documents reviewed in the course of forming its opinion. Please remove this limitation on the opinion.

We have revised our opinion in accordance with this comment.

* * * * *

Thank you for your attention to this matter.  Please contact the undersigned if you have any questions or need any additional information.

Sincerely,

JIN, SCHAUER & SAAD LLC

By

      Jon D. Sawyer

Enclosures:  Supplemental Information

SUPPLEMENTAL INFORMATION

Response to Comment 2, 5th bullet point:

Supports statement regarding population aged 65 and older under "Favorable Industry Dynamics" on page 35. See page 3 of this report.

THE NEXT FOUR DECADES
The Older Population in the United States: 2010 to 2050

Issued May 2010

Population Estimates and Projections

P25-1138

Current Population Reports

By
Grayson K. Vincent
and
Victoria A. Velkoff

INTRODUCTION

The purpose of this report is to present information on how the age structure of the overall population and the composition of the older population in terms of age, sex, race, and Hispanic origin are expected to change over the next four decades.[1]

Between 2010 and 2050, the United States is projected to experience rapid growth in its older population.[2] In 2050, the number of Americans aged 65 and older is projected to be 88.5 million, more than double its projected population of 40.2 million in 2010. The baby boomers are largely responsible for this increase in the older population, as they will begin crossing into this category in 2011.[3]

The aging of the population will have wide-ranging implications for the country. As the United States ages over the next several decades, its older population will become more racially and ethnically diverse. Projecting the size and structure, in terms of age, sex, race, and Hispanic origin, of the older population is important to public and private interests, both socially and economically. The projected growth of the older population in the United States will present challenges to policy makers and programs, such as Social Security and Medicare. It will also affect families, businesses, and health care providers.

[1] In this report, the "older population" refers to those aged 65 and older.

[2] This report discusses data for the United States, including the 50 states and the District of Columbia; it does not include data for Puerto Rico.

[3] The baby boomer generation consists of people born between 1946 and 1964.

2008 NATIONAL POPULATION PROJECTIONS

Released in August of 2008, the national population projections are of the resident population, as well as demographic components of change (births, deaths, and net international migration), by age, sex, race, and Hispanic origin. The projections are based on Census 2000 and were produced using a cohort-component method. The components of change were projected into the future based on past trends. The projections cover the period 2000–2050.

Between 2010 and 2050, the U.S. population is projected to grow from 310 million to 439 million, an increase of 42 percent. The nation will also become more racially and ethnically diverse, with the aggregate minority population projected to become the majority in 2042.* The population is also expected to become much older, with nearly one in five U.S. residents aged 65 and older in 2030.

The 2008 National Population Projections, including summary tables, downloadable files, methodology and assumptions, and the press release, can be found at <www.census.gov/population/www/projections/2008projections.html>.

* In this report, the minority population is considered to be everyone other than the non-Hispanic White alone population.

USCENSUSBUREAU
Helping You Make Informed Decisions

U.S. Department of Commerce
Economics and Statistics Administration
U.S. CENSUS BUREAU

Figure 1.
Age and Sex Structure of the Population for the United States: 2010, 2030, and 2050

Male
Age
Female
2010
2030
2050
100+
95
90
85
80
75
70
65
60
55
50
45
40
35
30
25
20
15
10
5
0
3
2
1
0
Millions
0
1
2
3
Millions

Source: U.S. Census Bureau, 2008.

2

U.S. Census Bureau

CHANGING AGE STRUCTURE

The age structure of the overall population is projected to change greatly over the next four decades (Figure 1). Much of this change is driven by the aging baby boomers and trends in immigration.

Figure 1 illustrates the importance of the baby boom generation in shaping the overall population. In 2010, the baby boom generation will be 46 to 64 years old.[4] The echo of the baby boom is also evident in the 2010 population pyramid for the age groups near 20.[5] By 2030, all of the baby boomers will have moved into the ranks of the older population. This will result in a shift in the age structure, from 13 percent of the population aged 65 and older in 2010 to 19 percent in 2030.

In 2010, 60 percent of the U.S. population will be aged 20–64. By 2030, as the baby boomers age, the proportion in these working ages will drop to 55 percent.

Immigration is expected to play an important role in how the age structure of the United States changes over the next four decades. The aging of the baby boom increases the proportion in the older age groups, but projected immigration into the working age groups tends to mitigate the impact. In other words, the country's aging is slowed somewhat by immigration of younger people.

In 2050, every age group is projected to be larger than it was in 2010. This is not the case between 2010 and 2030 or between 2030 and 2050. For instance, the number of men aged 50–56 and the number of women aged 46–56 in 2030 are projected to be smaller than those in the same age groups in 2010 (Figure 1). This is because large cohorts of baby boomers will be in these age groups in 2010 and by 2030, younger and smaller cohorts will have replaced them. Similarly, the number of women aged 72–75 is projected to be smaller in 2050 than it was in 2030 as the smaller than average birth cohort born in the late 1970s moves into these age groups.

The number of people in the oldest-old age group is projected to grow from 5.8 million in 2010 to 8.7 million in 2030.[6] In 2050, this group is projected to reach 19 million. Even as they approach the oldest old, the baby boomers will continue to have an impact on the age structure of the U.S. population. In 2050, those aged 85 and over are projected to account for 4.3 percent of the U.S. population, up from 2.3 percent in 2030.

Another way to examine the changing age structure of the population is to look at dependency ratios. Dependency ratios are an indicator of the potential burden on those in the working-age population. The total dependency ratio is projected to increase from 67 to 85 between 2010 and 2050, the result of a large increase in the old-age dependency ratio (Figure 2). The old-age dependency ratio sees a rapid increase between 2010 and 2030, from 22 to 35, as all of the baby boomers move into the 65 years and over category.

Figure 2.
Dependency Ratios for the United States: 2010 to 2050

Old-age dependency
Youth dependency
67
22
45
74
28
46
83
35
48
85
37
48
85
37
48
2010
2020
2030
2040
2050

Note: Total dependency = ((Population under age 20 + Population aged 65 years and over) / (Population aged 20 to 64 years)) * 100.

Old-age dependency = (Population aged 65 years and over / Population aged 20 to 64 years) * 100.

Youth dependency = (Population under age 20 / Population aged 20 to 64 years) * 100.

Source: U.S. Census Bureau, 2008.

[4] The data shown in Figure 1 represent a July 1 population, and because the baby boom began roughly in July 1946, the start of the baby boom is seen for age 63 rather than age 64, as would be suggested by the difference in the years 1946–2010 (Hogan, Perez, and Bell, 2008, *Who (Really) Are the First Baby Boomers?*, In JSM Proceedings, Social Statistics Section, Alexandria, VA: American Statistical Association, pp. 1009–1016).

[5] The echo of the baby boomers refers to the children born to baby boomers.

[6] In this report, the term "oldest old" refers to those aged 85 and older.

U.S. Census Bureau

3

SUPPLEMENTAL INFORMATION

Response to Comment 2, 6th bullet point:

From CMS.GOV. Supports sentence in "Compelling in-home economics" on page 35.

National Health Expenditure Projections 2010-2020

Forecast Summary

In 2010, NHE is projected to have reached $2.6 trillion and grown 3.9 percent, down from 4.0 percent in 2009. Estimated spending growth in 2010 was slow due to continuing declines in employment and private health insurance coverage associated with the recent recession. GDP growth is projected to have been 3.8 percent in 2010, nearly the same rate of growth as NHE. The health share of GDP is expected to have remained constant between 2009 and 2010 at 17.6 percent.

Between 2011 and 2013, health spending is projected to grow faster due to expected improvements in the economy, reaching a rate of 5.5 percent by 2013. Private health insurance and out-of-pocket spending are both projected to grow faster over this period. Private health insurance spending is projected to grow 4.8 percent in 2013, up from 2.6 percent in 2010, as employer-sponsored insurance enrollment is expected to increase with gains in employment. Out-of-pocket spending is projected to grow 3.9 percent in 2013, up from 1.8 percent in 2010, as growth in household incomes is expected to lead to more health care spending and as employers are anticipated to increase cost-sharing requirements in employer-sponsored insurance plans.

In 2014, health spending is projected to grow 8.3 percent. This projected acceleration in the growth rate, up from 5.5 percent in 2013, is primarily the result of the Affordable Care Act's coverage-related expansions. Medicaid eligibility is set to increase to persons under age 65 in families with income up to 138 percent of the Federal Poverty Level in 2014. As a result, Medicaid enrollment is expected to increase by 19.5 million people and spending is projected to grow 20.3 percent. The new Health Insurance Exchanges are expected to cover 13.9 million people in 2014 and contribute to 9.4-percent growth in private health insurance spending. Because people gaining coverage through the Medicaid expansion and the Exchanges are expected to be younger and in better health than currently insured persons, on average, it is anticipated that a relatively higher share of their new costs would go towards physician and clinical services and prescription drugs and a lower share towards hospital and long-term care services.

Over the projection period (2010-2020), average annual health spending growth (5.8 percent) is anticipated to outpace average annual growth in the overall economy by 1.1 percentage points (4.7 percent). By 2020, national health spending is expected to reach $4.6 trillion and comprise 19.8 percent of GDP. The government-sponsored share of health spending is projected to increase from 45 percent in 2010 to about 50 percent by 2020, driven by expected robust Medicare enrollment growth, Medicaid coverage expansions, and Exchange plan premium and cost-sharing subsidies.

Medicare spending is estimated to have been $525.0 billion in 2010 as growth slowed to 4.5 percent, down from 7.9 percent in 2009, due in part to an across-the-board reduction in the rate of growth for payments to Medicare's private health plans by 3.4 percent. Medicare is projected to grow 5.9 percent in 2011, but only 1.7 percent in 2012; the slow growth in 2012 is driven by a 29.4-percent reduction in physician payment rates required under the Medicare Sustainable Growth Rate (SGR) formula. (Under an alternative scenario where physician payment rate updates are based on growth in the Medicare Economic Index, or MEI, Medicare spending growth is projected to accelerate to 6.6 percent in 2012.) Average annual Medicare spending growth is anticipated to be 6.3 percent for 2013 through 2020, reflecting increasing enrollment (as the oldest baby boomers become eligible for Medicare) that will drive up spending, and provisions of the Affordable Care Act that call for reduced fee-for-service provider payment updates and lower payments to private plans.

Medicaid spending growth decelerated in 2010 to 7.2 percent, from 9.0 percent in 2009, with spending reaching $400.7 billion. This is similar to the pattern for Medicaid enrollment (up 6.0 percent in 2010, 7.4 percent in 2009) and reflects a gradual recovery from recession. Medicaid spending is projected to slow further through 2013 (averaging 6.8 percent per year for 2011 through 2013) as enrollment growth continues to decelerate with improving projected economic conditions. In 2014, Medicaid enrollment and expenditures are projected to increase sharply with the Affordable Care Act's eligibility expansions; starting in 2014, adults under age sixty-five in households with income of up to 138 percent of the Federal Poverty Level will be eligible for Medicaid. Enrollment is expected to be 19.5 million persons higher with the eligibility expansion, reaching 75.6 million persons. Expenditures are projected to grow 20.3 percent from 2013 to 2014. Medicaid expenditures are projected to grow at an average rate of 7.5 percent per year for 2015 through 2020, in part due to increasing enrollment related to the eligibility expansion and faster enrollment growth amongst aged Medicaid beneficiaries (average annual enrollment growth of 1.7 percent). By 2020, Medicaid is projected to pay for about 20 percent of all health expenditures, an increase of 5 percentage points over the 2009 share.

Spending on private health insurance benefits is estimated to have been $822.3 billion in 2010, with growth slower than in 2009 (1.9 percent, from 2.8 percent in 2009), as enrollment in private plans registered further substantial declines (down 5.1 million in 2010, 6.3 million in 2009) following the end of the recession. Private health insurance premiums are anticipated to grow somewhat faster from 2011 through 2013 (reaching 4.8 percent in by 2013), as a result of anticipated gains in employer-sponsored insurance enrollment as overall employment levels increase. In 2014, the Health Insurance Exchanges, part of the Affordable Care Act coverage expansion, will begin and it is projected that 13.9 million persons would enroll in these plans in the first year. The new enrollment and spending through the Exchanges are projected to contribute to 9.4-percent growth in private health insurance spending in 2014. Private health insurance premiums are projected to grow at an average rate of 5.6 percent for 2015 through 2020. Private health insurance enrollment is projected to peak at about 195 million in 2015, as people continue to enroll in the new Exchanges. Enrollment is expected to fall through 2018, as some employers of low-wage workers are anticipated to stop offering employer-sponsored insurance. Most of these employees would then purchase coverage on the Exchanges or gain coverage through Medicaid. In addition, a new excise tax on high-cost employer-sponsored insurance plans starting in 2018 is expected to slow growth as employers and employees are expected to choose lower-cost plans that are valued below the tax's threshold.

Growth in out-of-pocket spending is expected to have accelerated to 1.8 percent in 2010, up from 0.4 percent in 2009, as private insurance coverage declined and employers increased the cost-sharing in their plans. Out-of-pocket spending is expected to grow faster through 2013, reaching 3.9-percent growth, as disposable personal incomes increase and employers continue to shift more of the cost of health insurance to their employees. In 2014, out-of-pocket spending is projected to decline by 1.3 percent, as coverage expansions through Medicaid and the Health

Insurance Exchanges lead to greater spending through insurance and reductions in costs paid out-of-pocket. Out-of-pocket spending growth is projected to grow at an average rate of 5.0 percent from 2015 through 2020.

Hospital spending growth is estimated to have slowed by half a percentage point to 4.6 percent in 2010 and to reach $794.3 billion, with slower growth in spending by private health insurance plans and Medicare. For 2011 through 2013, growth in hospital spending is projected to accelerate, reaching 5.3 percent by 2013, as private health insurance spending growth rates increase with a rebound in enrollment and Medicare growth is faster as the oldest baby boomers start to enroll. Hospital spending growth is projected to accelerate to 7.2 percent in 2014. This faster growth rate reflects increases in service use due to the coverage expansions under Medicaid and private insurance, partially offset by lower Medicare payment rate increases for hospitals mandated by the Affordable Care Act. Hospital spending is projected to grow 6.2 percent per year during the period 2015–20, with Medicare spending growth generally outpacing private health insurance spending growth, reflecting the shift of baby boomers onto Medicare.

Physician and clinical services spending growth is estimated to have slowed to a historically low rate of 2.4 percent in 2010, with spending of $517.8 billion, driven by a reduction in visits related to the recession and a less severe flu season than in 2009. Spending growth is expected to accelerate to 4.0 percent in 2011 and then slow to 0.8 percent in 2012, due to the 29.4-percent Medicare physician payment rate cut under Medicare's SGR formula. (If the payment rate update was based on the growth rate of the MEI, physician and clinical spending would be projected to grow 4.5 percent in 2012.) In 2014, physician and clinical services spending is projected to grow 8.9 percent, related to the Medicaid and Exchange coverage expansions. Physician and clinical services spending is projected to grow at an average rate of 5.6 percent between 2015 and 2020, with Medicaid and Medicare spending growth generally outpacing private health insurance spending growth.

Prescription drug spending is projected to have grown 3.5 percent in 2010 to $258.6 billion, with continued slow growth in the use of drugs and an increasing share of prescriptions being filled with generic drugs. While growth between 2011 and 2013 is projected to be faster (at an average rate of 5.7 percent annually), the loss of patent protection of several of the best-selling brand-name drugs in 2011 limits growth. In 2014, prescription drug spending is expected to grow faster at a rate of 10.7 percent, driven by a substantial increase in the use of drugs by newly insured persons in Medicaid and the Exchange plans. Prescription drug spending growth is expected to average 7.2 percent from 2015 through 2020, reflecting slower increases in generic drugs' share of the market and the costs of new drugs becoming available during these years.

SUPPLEMENTAL INFORMATION

Response to Comment 2, 9th bullet point:

Supports estimate of population in Mahoning Valley on page 36.

9/22/12 Mahoning Valley - Wikipedia, the free encyclopedia

Mahoning Valley

From Wikipedia, the free encyclopedia

The **Mahoning Valley** is a geographic valley encompassing the area of northeast Ohio and northwest Pennsylvania that drains into the Mahoning River. The Mahoning River empties into the Beaver River, which empties into the Ohio River. The Mahoning River flows through Lawrence and Mercer counties in Pennsylvania, and Columbiana, Mahoning, Trumbull, and Portage counties in Ohio. The three main tributaries of the Mahoning River are Mosquito Creek, West Branch, and Eagle Creek, all in Ohio.

Lake Erie
Cleveland
Shenango
Akron
Mahoning
Youngstown
Beaver
Allegheny
Ohio
Pittsburgh

The area around Youngstown, Ohio, is often called the Mahoning Valley.

Retrieved from "http://en.wikipedia.org/w/index.php?title=Mahoning_Valley&oldid=483514946"

Categories: Valleys of Pennsylvania | Valleys of Ohio | Geography of Lawrence County, Pennsylvania | Geography of Mercer County, Pennsylvania | Geography of Columbiana County, Ohio | Geography of Mahoning County, Ohio | Geography of Trumbull County, Ohio | Geography of Portage County, Ohio | Pennsylvania geography stubs | Ohio geography stubs

- This page was last modified on 23 March 2012 at 11:30.
- Text is available under the Creative Commons Attribution-ShareAlike License; additional terms may apply. See Terms of use for details.
  Wikipedia® is a registered trademark of the Wikimedia Foundation, Inc., a non-profit organization.

en.wikipedia.org/wiki/Mahoning_Valley

COUNTY DATA EXCHANGE

Ohio County Commissioners

Published by: County Commissioners Association of Ohio

209 East State Street • Columbus, Ohio 43215-4309
Phone: 614-221-5627 • Fax: 614-221-6986 • www.ccao.org

BULLETIN 2011-01 **MARCH 18, 2011**

2010 OHIO CENSUS POPULATION FOR COUNTIES

County	2010	2000	1990	Percent Change 2000 to 2010	Percent Change 1990 to 2000
Adams	28,550	27,330	25,371	4.5%	7.7%
Allen	106,331	108,473	109,755	-2.0%	-1.2%
Ashland	53,139	52,523	47,507	1.2%	10.6%
Ashtabula	101,497	102,728	99,821	-1.2%	2.9%
Athens	64,757	62,223	59,549	4.1%	4.5%
Auglaize	45,949	46,611	44,585	-1.4%	4.5%
Belmont	70,400	70,226	71,074	0.2%	-1.2%
Brown	44,846	42,285	34,966	6.1%	20.9%
Butler	368,130	332,807	291,479	10.6%	14.2%
Carroll	28,836	28,836	26,521	0.0%	8.7%
Champaign	40,097	38,890	36,019	3.1%	8.0%
Clark	138,333	144,742	147,548	-4.4%	-1.9%
Clermont	197,363	177,977	150,187	10.9%	18.5%
Clinton	42,040	40,543	35,415	3.7%	14.5%
Columbiana	107,841	112,075	108,276	-3.8%	3.5%
Coshocton	36,901	36,655	35,427	0.7%	3.5%
Crawford	43,784	46,966	47,870	-6.8%	-1.9%

County	2010	2000	1990	Percent Change 2000 to 2010	Percent Change 1990 to 2000
Cuyahoga	1,280,122	1,393,978	1,412,140	-8.2%	-1.3%
Darke	52,959	53,309	53,619	-0.7%	-0.6%
Defiance	39,037	39,500	39,350	-1.2%	0.4%
Delaware	174,214	109,989	66,929	58.4%	64.3%
Erie	77,079	79,551	76,779	-3.1%	3.6%
Fairfield	146,156	122,759	103,461	19.1%	18.7%
Fayette	29,030	28,433	27,466	2.1%	3.5%
Franklin	1,163,414	1,068,978	961,437	8.8%	11.2%
Fulton	42,698	42,084	38,498	1.5%	9.3%
Gallia	30,934	31,069	30,954	-0.4%	0.4%
Geauga	93,389	90,895	81,129	2.7%	12.0%
Greene	161,573	147,886	136,731	9.3%	8.2%
Guernsey	40,087	40,792	39,024	-1.7%	4.5%
Hamilton	802,374	845,303	866,228	-5.1%	-2.4%
Hancock	74,782	71,295	65,536	4.9%	8.8%
Hardin	32,058	31,945	31,111	0.4%	2.7%
Harrison	15,864	15,856	16,085	0.1%	-1.4%
Henry	28,215	29,210	29,108	-3.4%	0.4%
Highland	43,589	40,875	35,728	6.6%	14.4%
Hocking	29,380	28,241	25,533	4.0%	10.6%
Holmes	42,366	38,943	32,849	8.8%	18.6%
Huron	59,626	59,487	56,240	0.2%	5.8%
Jackson	33,225	32,641	30,230	1.8%	8.0%
Jefferson	69,709	73,894	80,298	-5.7%	-8.0%
Knox	60,921	54,500	47,473	11.8%	14.8%
Lake	230,041	227,511	215,499	1.1%	5.6%
Lawrence	62,450	62,319	61,834	0.2%	0.8%
Licking	166,492	145,491	128,300	14.4%	13.4%

County	2010	2000	1990	Percent Change 2000 to 2010	Percent Change 1990 to 2000
Logan	45,858	46,005	42,310	-0.3%	8.7%
Lorain	301,356	284,664	271,126	5.9%	5.0%
Lucas	441,815	455,054	462,361	-2.9%	-1.6%
Madison	43,435	40,213	37,068	8.0%	8.5%
Mahoning	238,823	257,555	264,806	-7.3%	-2.7%
Marion	66,501	66,217	64,274	0.4%	3.0%
Medina	172,332	151,095	122,354	14.1%	23.5%
Meigs	23,770	23,072	22,987	3.0%	0.4%
Mercer	40,814	40,924	39,443	-0.3%	3.8%
Miami	102,506	98,868	93,182	3.7%	6.1%
Monroe	14,642	15,180	15,497	-3.5%	-2.0%
Montgomery	535,153	559,062	573,809	-4.3%	-2.6%
Morgan	15,054	14,897	14,194	1.1%	5.0%
Morrow	34,827	31,628	27,749	10.1%	14.0%
Muskingum	86,074	84,585	82,068	1.8%	3.1%
Noble	14,645	14,058	11,336	4.2%	24.0%
Ottawa	41,428	40,985	40,029	1.1%	2.4%
Paulding	19,614	20,293	20,488	-3.3%	-1.0%
Perry	36,058	34,078	31,557	5.8%	8.0%
Pickaway	55,698	52,727	48,255	5.6%	9.3%
Pike	28,709	27,695	24,249	3.7%	14.2%
Portage	161,419	152,061	142,585	6.2%	6.6%
Preble	42,270	42,337	40,113	-0.2%	5.5%
Putnam	34,499	34,726	33,819	-0.7%	2.7%

County	2010	2000	1990	Percent Change 2000 to 2010	Percent Change 1990 to 2000
Richland	124,475	128,852	126,137	-3.4%	2.2%
Ross	78,064	73,345	69,330	6.4%	5.8%
Sandusky	60,944	61,792	61,963	-1.4%	-0.3%
Scioto	79,499	79,195	80,327	0.4%	-1.4%
Seneca	56,745	58,683	59,733	-3.3%	-1.8%
Shelby	49,423	47,910	44,915	3.2%	6.7%
Stark	375,586	378,098	367,585	-0.7%	2.9%
Summit	541,781	542,899	514,990	-0.2%	5.4%
Trumbull	210,312	225,116	227,813	-6.6%	-1.2%
Tuscarawas	92,582	90,914	84,090	1.8%	8.1%
Union	52,300	40,909	31,969	27.8%	28.0%
Van Wert	28,744	29,659	30,464	-3.1%	-2.6%
Vinton	13,435	12,806	11,098	4.9%	15.4%
Warren	212,693	158,383	113,909	34.3%	39.0%
Washington	61,778	63,251	62,254	-2.3%	1.6%
Wayne	114,520	111,564	101,461	2.6%	10.0%
Williams	37,642	39,188	36,956	-3.9%	6.0%
Wood	125,488	121,065	113,269	3.7%	6.9%
Wyandot	22,615	22,908	22,254	-1.3%	2.9%

Source: Census 2010, U.S. Census Bureau.

Prepared by: Office of Policy, Research, and Strategic Planning, Ohio Department of Development.

9/22/12 Census 2010: Pennsylvania - USATODAY.com

Videos you may be interested in

AARP convention

shifts strategy

OVERSTOCK

Laptops: $27.81

byTaboola
More videos

Pennsylvania

TOTAL POPULATION:	POPULATION CHANGE (00-10):	DELEGATION CHANGE:
12,702,379	3.4%	-1 Seats

Philadelphia gains, Pittsburgh shrinks in population

Pennsylvania's two biggest cities moved in opposite directions in the past decade: Philadelphia gained population while Pittsburgh lost people. More...

States | **Pennsylvania Counties** | Pennsylvania Localities

Population | Search: | Show All entries

County	Population	% Change 2000-2010	Population per Square Mile
Adams	101,407	11.1%	195.5
Allegheny	1,223,348	-4.6%	1,675.6
Armstrong	68,941	-4.8%	105.5
Beaver	170,539	-6.0%	392.3
Bedford	49,762	-0.4%	49.2
Berks	411,442	10.1%	480.4
Blair	127,089	-1.6%	241.7
Bradford	62,622	-0.2%	54.6
Bucks	625,249	4.6%	1,034.7
Butler	183,862	5.6%	233.1
Cambria	143,679	-5.8%	208.7
Cameron	5,085	-14.9%	12.8
Carbon	65,249	11.0%	171.1
Centre	153,990	13.4%	138.7
Chester	498,886	15.1%	664.7
Clarion	39,988	-4.3%	66.6
Clearfield	81,642	-2.1%	71.3
Clinton	39,238	3.5%	44.2
Columbia	67,295	4.9%	139.3
Crawford	88,765	-1.8%	87.7
Cumberland	235,406	10.2%	431.6
Dauphin	268,100	6.5%	510.6
Delaware	558,979	1.5%	3,040.5
Elk	31,946	-9.0%	38.6
Erie	280,566	-0.1%	351.1
Fayette	136,606	-8.1%	172.8
Forest	7,716	56.0%	18.1
Franklin	149,618	15.7%	193.7
Fulton	14,845	4.1%	33.9

Electricity Breakthrough:

54-year-old man ends slavery to electric monopoly. Discover the underground kit he used before they shut it down!

Read More

Power Companies HATE This!

Energy companies are scared that people will learn how to produce Free Electricity for their homes using this unique device

Most Popular

Stories

- Facebook posts worry police in Pa. hostage-taking
- Undocumented immigrants take cause to defiant new...
- South Carolina couple killed in St. Maarten

Videos

- Watch bulldog cartwheel on trampoline
- Man jumps off zoo monorail, mauled by tiger
- Gorillas in awe over fuzzy caterpillar

Photos

- Last flight of the space shuttle Endeavour
- Editorial Cartoons
- Dramatic weight-loss success stories

www.usatoday.com/news/nation/census/profile/PA 1/3

9/22/12 Census 2010: Pennsylvania - USATODAY.com

Greene	38,686	-4.9%	67.2
Huntingdon	45,913	0.7%	52.5
Indiana	88,880	-0.8%	107.5
Jefferson	45,200	-1.6%	69.3
Juniata	24,636	8.0%	63.0
Lackawanna	214,437	0.5%	467.1
Lancaster	519,445	10.4%	550.4
Lawrence	91,108	-3.7%	254.4
Lebanon	133,568	11.0%	369.1
Lehigh	349,497	12.0%	1,012.5
Luzerne	320,918	0.5%	360.4
Lycoming	116,111	-3.3%	94.5
McKean	43,450	-5.4%	44.4
Mercer	116,638	-3.0%	173.4
Mifflin	46,682	0.4%	113.6
Monroe	169,842	22.5%	279.2
Montgomery	799,874	6.6%	1,655.9
Montour	18,267	0.2%	140.3
Northampton	297,735	11.5%	805.4
Northumberland	94,528	0.0%	206.2
Perry	45,969	5.4%	83.4
Philadelphia	1,526,006	0.6%	11,379.5
Pike	57,369	23.9%	105.3
Potter	17,457	-3.4%	16.1
Schuylkill	148,289	-1.4%	190.4
Snyder	39,702	5.7%	120.8
Somerset	77,742	-2.9%	72.4
Sullivan	6,428	-2.0%	14.3
Susquehanna	43,356	2.6%	52.7
Tioga	41,981	1.5%	37.0
Union	44,947	8.0%	142.2
Venango	54,984	-4.5%	81.5
Warren	41,815	-4.7%	47.3
Washington	207,820	2.4%	242.5
Wayne	52,822	10.7%	72.8
Westmoreland	365,169	-1.3%	355.4
Wyoming	28,276	0.7%	71.2
York	434,972	13.9%	461.1

Sources: U.S. Census Bureau; USA TODAY analysis
Credits: Emily Brown, Anthony DeBarros, Kristin DeRamus, Corey Greeneltch, Raul Miller, Paul Overberg, Lou Schilling, Juan Thomassie
About this data.

Most Popular E-mail Newsletter

Sign up to get:

Top viewed stories, photo galleries and community posts of the day

Most popular right now:

Jessica Simpson dons Daisy Dukes

USA TODAY MOST POPULAR

Sign up for USA TODAY E-mail newsletters

More Search Results on this Topic:

- Postal cutbacks hurt rural outposts the most
- Abandoned homes plague cities:...
- Judge rejects Ohio Amish hate crime law challenge
- Demographic shifts upend president race
- Pennsylvania primaries oust tw...
- GOP contest could be lengthy fight
- Fact Check: The CNN/Tea Party debate in Florida
- Iowa in middle of lead-shot skirmish
- Iowa in middle of lead-shot skirmish
- States making juvenile detention more localized

Census numbers where you live

Census 2010

White 68.6%
Black 19.4%
Am. Indian 0.4%
Asian 5.5%
Hawaiian 0.1%
2 or more 2.9%
Other 3.2%
Non-Hispanic 92.1%
Hispanic 7.9%
Diversity index 0.5%

Take a closer look at state-by-state Census data, including population and race details where you live.

NEWS: Census

USA TODAY Digital Services

Mobile | E-Newsletters | RSS | Twitter | Podcasts | Widgets | e-Edition | USA TODAY for iPad | Kindle Edition | Subscribe to Home Delivery
Reprints & Permissions | USA TODAY Topics | Reporter Index | Corrections/Clarifications | Contact Us | Archives

Home | News | Travel | Money | Sports | Life | Tech | Weather

Visit our Partners: USA WEEKEND | Sports Weekly | Education | Space.com | Travel Tips

Contact us | Advertise | Pressroom | Jobs | FAQ | Reprints/Permissions | Privacy Notice/Your California Privacy Rights | Ad Choices | Terms of Service | Site Index

© 2012 USA TODAY, a division of Gannett Co. Inc.

www.usatoday.com/news/nation/census/profile/PA 2/3

SUPPLEMENTAL INFORMATION

Response to Comment 2, 10th bullet point:

From Medicare website. The sentence on page 2 supports the statement regarding the 30% target for small suppliers under "Our Competitive Strength" on page 36.

Competitive Bidding Update—One Year Implementation Update
April 17, 2012

Summary

The Centers for Medicare & Medicaid Services (CMS) competitive bidding program for durable medical equipment, prosthetics, orthotics, and supplies (DMEPOS) has saved the Medicare Fee-for-Service program approximately $202.1[1] million in its first year of implementation, a percentage drop in expenditures of over 42 percent in the nine markets currently participating in the program. CMS real-time claims monitoring has found no disruption in access to needed supplies for Medicare beneficiaries. Moreover, there have been no negative health care consequences to beneficiaries as a result of competitive bidding. CMS claims monitoring results are supported by the fact that the agency has largely received routine beneficiary or caregiver inquiries with only minimal complaints. In 2013, the program will be expanded to an additional 91 metropolitan areas and a national mail order program for diabetic testing supplies. The CMS Office of the Actuary (OACT) estimates that the program will save the Medicare Part B Trust Fund $25.7 billion between 2013 and 2022. Beneficiaries are expected to save an estimated $17.1 billion during the same 10 year period due to the reduction in coinsurance reduced premiums.

Background

In 2010, the Medicare Part B Trust Fund and beneficiaries paid approximately $14.3 billion[2] for DMEPOS. About 15.5 million beneficiaries used DMEPOS in 2010. Studies of the Medicare DMEPOS benefits have found that prices were excessive and that the program is vulnerable to abuse. In addition, Medicare's durable medical equipment (DME) benefit is associated with a payment error rate of 61 percent. In response to these concerns, section 302 of the Medicare Prescription Drug, Improvement, and Modernization Act (MMA) of 2003 (P.L. 108-173) established a competitive bidding process for Part B DME, enteral nutrition, and off-the-shelf orthotics as a permanent part of the Medicare program. This provision of law has been amended by subsequent legislation, including the Medicare Improvements for Patients and Providers Act (MIPPA) of 2008 (P.L. 110–275) and the Affordable Care Act of 2010 (P.L. 111–148 and P.L. 111–152).

CMS began the new payment system on January 1, 2011, and it has been in operation for over a year. This implementation followed the previous start of the payment system in 2008, which was halted by Congress following only two weeks of operation. The program is now operating in nine metropolitan statistical areas,

[1] Source: Medicare fee-for-service claims. Savings derived by comparing 2010 to 2011 Part B-allowed charges, which include program expenditures and beneficiary cost-sharing. Claims for 2011 are estimated to be 98 percent complete.

[2] 2010 Medicare allowed charges for competitively bid items and retail diabetic supplies in the first nine competitive bidding areas were $483.4 million. Retail diabetic supply allowed charges are relevant to savings calculations (see footnote 3).

Page 1 of 16

which include 2.3 million beneficiaries in Fee-for-Service Medicare. The nine areas include:

- Charlotte-Gastonia-Concord (North Carolina and South Carolina)
- Cincinnati-Middletown (Ohio, Kentucky, and Indiana)
- Cleveland-Elyria-Mentor (Ohio)
- Dallas-Fort Worth-Arlington (Texas)
- Kansas City (Missouri and Kansas)
- Miami-Fort Lauderdale-Pompano Beach (Florida)
- Orlando (Florida)
- Pittsburgh (Pennsylvania)
- Riverside-San Bernardino-Ontario (California)

The competitive bidding program includes nine DMEPOS product categories:

- Oxygen Supplies and Equipment
- Standard Power Wheelchairs, Scooters, and Related Accessories
- Complex Rehabilitative Power Wheelchairs and Related Accessories (Group 2)
- Mail-Order Replacement Diabetic Supplies
- Enteral Nutrients, Equipment, and Supplies
- Continuous Positive Airway Pressure (CPAP) and Respiratory Assist Devices (RADs), and Related Supplies and Accessories
- Hospital Beds and Related Accessories
- Walkers and Related Accessories
- Support Surfaces (Group 2 mattresses and overlays) in Miami only

Results of the Round 1 Competitive Bidding Project

Average Bids

CMS announced the final set of Round 1 contract suppliers on November 3, 2010, which included 1,217 contracts awarded to 356 individual suppliers. Ninety-two percent of suppliers who submitted a bid and were offered a contract accepted the contract terms. Each Round 1 area had multiple winners for each product category due to CMS policy to ensure a choice of suppliers for all beneficiaries living in the area. Approximately 51 percent of the winning suppliers are small suppliers, defined as those with annual gross revenue of $3.5 million or less. This exceeded CMS's stated goal of 30 percent.

The competitive bidding program has reduced prices significantly for beneficiaries living in these nine areas. The average percentage savings in comparison to the fee schedule was 35 percent of the total 42 percent reduction in expenditures, which varied by product category and by geographic area. For example, in the competitive bidding areas, Medicare suppliers would have been paid based on a fee schedule amount of $173.31 per month in 2011 for stationary oxygen equipment (e.g., oxygen

Page 2 of 16